Exhibit 99.8
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NEW SPEAKER
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OPERATOR
Good morning and welcome to the Dell Perot Systems analyst call. I would like to inform all participants that this call is being recorded at the request of Dell. This broadcast is the copyrighted property of Dell Inc. Any rebroadcast of this information in whole or part without the prior written permission of Dell Inc. is prohibited. As a reminder Dell is simulcasting this presentation with slides at www.dell.com/investor. Later we will conduct a question-and-answer session. (Operator Instructions) I would like to turn the call over to Rob Williams, Director of Investor Relations. Mr. Williams, you may begin.
ROB WILLIAMS
Thank you, Regina.
Good morning and thank you for joining us on short notice. With me today are Dell’s Chairman and CEO Michael Dell, Perot Systems Chairman Ross Perot Jr., Perot Systems CEO Peter Altabef, Dell Senior Vice President and CFO Brian Gladden and Perot CFO John Harper. We are pleased to announce that Dell and Perot Systems have entered a definitive agreement for Dell to acquire Perot at a price of $30 per share, giving the transaction a total value of $3.9 billion. We will fund this transaction with existing cash and expect it to close in Dell’s fiscal fourth quarter.
We have posted our Web deck on www.dell.com/investor and we have released a blog post on Dell shares. I encourage you to review these for additional perspective on the transaction. Additional information about the transaction, the participants, and the risks associated will be included in the respective SEC filings of Dell and Perot Systems.
We will share our views, then we will take about 20 minutes to do Q&A. To set your expectations, today we are going to focus on the high-level rationale for the combination. At closing we expect a more detailed strategic review of our plans to grow the combined company.
Next, I would like to remind you that all statements made during this call that relate to future results and events are forward-looking statements that are based on our current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties which are discussed in our annual and quarterly SEC filings and in the cautionary statement contained in our press release and on our website. We assume no obligation to update our forward-looking statements.
With that I will turn it over to Michael.
MICHAEL DELL
Thank you, Rob.
I am excited to be with you here today to share our plans for Dell and Perot Systems. The result will be the combination of two iconic IT brands who share a common vision of reducing IT complexity and total cost of ownership for our customers around the globe.
By organizing as a single company we will significantly expand our already important enterprise solutions capability and enhance our position in some of the fastest-growing customer segments. We will also leverage Perot Systems’ enterprise services capabilities across a much larger Dell customer base that spans multinationals and large corporations, government, healthcare, educational institutions, and small and medium businesses.
For me and our board this acquisition makes great sense because of the obvious ways our businesses complement each other and enables us to grow profitably over time.

We have already established a productive working relationship. Jointly we have developed IT-centric solutions and innovative services for our shared customers, particularly in the healthcare and federal government. We also have financing — a financing alliance that assists Perot Systems in providing financing alternatives to its clients. Throughout our working relationship and in recent discussions we have been thoroughly impressed with their leadership, associates, tools, processes, and client relationships.
As you can see, we have been collaborating on the development of next-generation services and the best way to further capitalize on this opportunity was to move the relationship to the next level. It’s a logical extension that we believe will provide optimal value to customers and shareholders.
Let me turn it over to Brian to give you a little more detail.
BRIAN GLADDEN
Thanks, Michael.
For those of you who don’t follow Perot Systems closely, Perot was founded in 1988 and has grown into a world-class IT services organization positioned in segments with attractive growth trends. Perot is a leader in providing IT and business process services to healthcare providers and has strong business and commercial industries and government services. And their solutions integrate a broad range of applications, infrastructure, business process, and consulting services. Perot is also very well-positioned with new services technologies that we think play well in the future of how IT services will be delivered, including a strong portfolio of cloud-based solutions.
Not only is Perot Systems well-run and sound operationally, but it has a solid history of consistent financial execution. The company has grown revenues from $2 billion in 2005 to $2.8 billion in 2008, or 12% compounded annually, while operating margins have averaged approximately 7% of revenue. Perot Systems generates solid cash flow from operations, including over $200 million in the most recent fiscal year. In addition, backlog now totals more than $8 billion and has been growing steadily over the past several years. We especially like the recurring nature of this revenue and the stability this brings to our company.
For Dell, this will elevate our combined enterprise and services business to about $16 billion with services revenue of about $8 billion over the past four quarters. This is in addition to our leadership in industry-standard servers, storage, and client systems in the United States and worldwide.
As we have discussed with you previously, we have a strategy to continue to build out our enterprise portfolio through organic investments, partnerships, and select acquisitions. We believe this is a critical acquisition in our strategy to transform the company. IT services will be a big part of our strategy and we were very focused on getting a great anchor acquisition, which we believe we did.
We see Perot as the premier IT services asset with excellent capabilities and exciting revenue growth potential. As Michael said, we know the Perot team well and have been building our relationship and capabilities with many customer accounts. We really do think this is a world-class company with a great leadership team that we can jointly build on.
And though we are not sharing specific revenue synergy targets at this time, we have done some significant work here and are very excited about the growth opportunity we see. Let me give you a few examples about how we are thinking about the growth potential. As we have said, it’s very important for us to have a scalable asset, something we can use our direct customer footprint and relationships to grow quickly. We think we have done that. In addition, we think we can bolt-on other assets, including our own, and globalize Perot Systems into a strong global services company. We also believe their exposure to healthcare and government is differentiated and will provide access to key growth segments over the next few years.
And with growth as the primary motivation for this transaction, retaining the great people at Perot Systems is an absolutely critical part of the deal. To that point, we have reached long-term retention agreements with Perot’s CEO, Peter Altabef, and critical members of his senior leadership team. In addition, the combined services organization will be run by Peter and be based at Perot Systems offices in Plano, Texas. And upon closing, Dell directors are expected to consider Ross Perot, Jr., Perot Systems Chairman of the Board, for appointment to the Dell board.
On the cost side in the areas that we are looking to combine in the integration, including our services and IT capabilities, we have over $4 billion of shared annual spending. We see significant opportunities in this combination to capture cost synergies in these activities. Our initial work suggests that getting at 6% to 8% or approximately $300 million of these costs over two years in the integration is very achievable. We will continue to work these plans and share more detail with you as we close the transaction.
So based on current estimates the transaction is expected to be accretive to GAAP earnings in Dell’s fiscal year 2012, which begins in February of 2011.
With that I would like to turn it over to Peter for a few comments.
PETER ALTABEF
Thank you, Brian, and good morning, everyone.
Today is an important day for Perot Systems. Over the past two decades we have built a company that serves its clients with distinction, is financially strong, and provides great opportunities for our associates.
The combination we are announcing today is the next step in our company’s development, a step that will unite two complementary services businesses to create a powerful IT and business process solutions organization with global reach and capabilities.
We will serve our clients in new and innovative ways, and we will provide enhanced career paths for our collective associates. We are excited about this opportunity and look forward to building this platform for future growth and success.
I will now turn the call over to our Chairman, Ross.
ROSS PEROT JR.
Thank you, Peter.
My family and the Perot Systems Board of Directors are very proud of the business we have built, the clients we are associated with, and the more than 23,000 associates that comprise the Perot Systems family.
Approximately 45 years ago my father founded this industry. Since that time we have been a part of its development, growth, and evolution. Just as our industry continues to evolve, Perot Systems continues to evolve. We look at today as a new beginning that will result in even greater opportunities for our associates and expanded ways to serve our clients.
The Dell and Perot Systems teams already have a strong standing and productive relationship. We look forward to working and growing that.
I want to thank you for joining us today and, Rob, back to you.
ROB WILLIAMS
Thanks, Ross. Let’s open it up for questions with Michael, Ross, Peter, Brian, and John. As a reminder, please limit your questions to one with a follow-up. Regina?
NEW SECTION
OPERATOR
(Operator Instructions) Bill Shope, Credit Suisse.
BILL SHOPE

Great, thanks. I was wondering if you guys could go into a bit more detail on the type of value synergies you are looking for here. I mean, it seems like the price tag would imply that you expect to see pretty healthy margin expansion as well as ample cross-selling opportunities. And I understand that you can’t give necessarily specific quantitative guidance, but if you could at least qualitatively walk us through what your rationale was behind the asset valuation here.
BRIAN GLADDEN
Hey, Bill. It’s Brian. I would say as we went through a couple of the key points, this is a critical platform acquisition for us. We think that there is primarily a lot of revenue synergy we can generate here. When you look at our platform and our customer relationships, taking the Perot Systems business and capabilities through a broader set of customers globally, we see that as really a big opportunity. There are other, obviously, things we can do on the revenue side that I think are important and we will share more of that as we go forward. On the cost side, you know it’s really bigger than just looking at an integration of Perot. It’s really combining a cost structure that we have in our business as we put this into one consolidated services business and trying to find efficiencies there. So when I threw out the 6% to 8% of that $4 billion, I mean I think that is a pretty achievable set off cost benefits that we think we can get at pretty quickly.
OPERATOR
Maynard Um, UBS.
MAYNARD UM
Hi, thanks. First question, Michael and Ross, can you just talk about your respective hardware and services share in the healthcare and the government segments? And then just as a follow-up, Michael, can you just talk about your plans for future acquisitions? Is integration the focus here and further acquisitions on the back burner? Thanks.
MICHAEL DELL
Our share in the public sector is pretty considerable. As far as the share in healthcare it’s not as significant and one of the attractive elements of this is that it does allow us to expand our reach into new customer segments. Likewise, I think this will bring the Perot Systems capabilities to a much wider set of customers.
PETER ALTABEF
On the healthcare side for Perot Systems we operate in about 1,000 hospitals across the globe. We provide physician services directly to about 30,000 physicians and indirectly to about 200,000 physicians. On the hospital side, we are probably the largest IT services provider both in terms of number of hospitals as well in terms of revenue across the globe. The physicians practice for us has been growing expansively and we expect that will probably continue to grow with the changes, especially in the US around the ARRA.
MICHAEL DELL
As you mentioned, integration will be a big focus here in ensuring we have a successful integration. We have done about eight other acquisitions in the last few years and our philosophy toward acquisitions has not really changed. I think you will see us selectively add to our portfolio to build capabilities in the areas that we see critical for us.
OPERATOR
Toni Sacconaghi, Sanford Bernstein.
TONI SACCONAGHI
Yes, thank you. Michael and Brian, in the past you have talked about a desire to move to higher-margin businesses. Perot is fractionally higher in terms of gross margins, around 19.5% operating margins fractionally higher. It sounds different from the kind of technology IP-based acquisitions that you have spoken about in the past. Given that you are also talking about using this as a platform for potentially more acquisitions and Perot has been acquisitive in the past, is this a decision or an inflection point in your acquisition strategy to be more services and perhaps less IP focused going forward? And how do we reconcile that if not?

MICHAEL DELL
No, Toni, I wouldn’t read it that way. I think we felt the need to have a platform in services and we think this is the best one. Certainly, you know, we are looking for more things like EqualLogic, which build on a strong IP and allow us to extend the significant customer reach we have into deeper IP participation. So I wouldn’t see it as a change in strategy.
TONI SACCONAGHI
And then, Brian, and maybe Peter, can you elaborate on the kinds of the cost synergies that you expect? The reason I question it is that Perot looks like it’s a pretty lean run company. SG&A is only $300 million, so you are talking about a potential source of cost synergies that is equivalent to 100% of the acquired company. And while I realize it’s a lot bigger when you include Dell, you know you should be able to get at a lot of those cost savings internally within Dell given how large it is. But why does acquiring a company with $300 million in Opex all of a sudden enable you to take out $300 million? Were there other kinds of costs in the COGS line at Perot that you think are a source of cost synergies going forward?
BRIAN GLADDEN
Toni, I think it’s a broad look at the total bucket of costs that we have here that support the services business and also efficiencies to be gained around how we run our IT operations as well. So combining data centers, combining infrastructure there, looking at how we run application development programs, looking at obviously the G&A around the combined companies, working together to streamline service delivery, and potentially having one organization that does that over time. So those are some opportunities that we would tee up.
PETER ALTABEF
I would agree with Brian. This is broader than looking only at SG&A. This really is looking at the fundamental delivery platform for the services organizations as you look at both companies together.
OPERATOR
Rod Bourgeois, Bernstein.
ROD BOURGEOIS
Yes, I guess the question that I have is will Perot be the flagship services component of Dell or will Perot be supplemented by other large or even small services acquisitions in addition to the Perot footprint?
MICHAEL DELL
Well, I think clearly the Perot Systems will be the flagship foundational asset in services for us. I wouldn’t be surprised to see other smaller potential acquisitions as a result of this after a successful integration, but I also wouldn’t look to that at the exclusion of acquisitions in other areas where Dell has an interest in increasing its IP.
ROD BOURGEOIS
All right. And then the specific question with Perot and its strategic value to Dell, do you view Perot as more of an opportunity to better penetrate large, medium, or small clients or is it really across the board?
MICHAEL DELL
I think it’s across the board. Certainly we have a very large set of customers and it will be important for us to focus on some key opportunities and some key geographies in the initial phases of this. But certainly we see great opportunity to expand and grow here.
ROD BOURGEOIS
Related to that, do you need more offshore services capability? Over a third of Perot’s staff is in India and that represents a strong offshore capability set. But is that sufficient given the services unit you want to create over time in the offshore market?
MICHAEL DELL
One of the things that Dell has been building over the past several years is also a strong offshore presence, and we are very excited about taking both of those presences and seeing what will happen. We do think this is a case where one and one is going to make three in terms of our offshore presence from a host of different vantage points. We will now have over 23,000 people providing services out of India alone as a result of this, not including other low-cost geographies. So we think this is a major plus for the combined services organization.
OPERATOR
Ben Reitzes, Barclays Capital.
BEN REITZES
Yes, good morning. Thank you. Brian, can you pin down any more of the numbers? It looks like there is going to be a big difference in FY ‘11 in terms of cash EPS and GAAP. I am calculating several hundred million in goodwill a year. I just wanted to see if you could pin down any of the amortization — I’m sorry, several hundred million in amortization of intangibles a year. If you could pin down any of that number and the discrepancy for year one and what kind of synergies you are looking at. And then just to follow-up to Michael, could you talk about how Perot may help you take advantage of the upgrade cycles you have been talking about? I know they have a lot of customer touch and help with transitions to new operating systems and other technologies. If you could just talk about that as well in terms of the revenue velocity over the next two years.
BRIAN GLADDEN
Ben, it’s Brian. We are still dealing with preliminary views of what the intangible balance would be here and the estimable lives of those intangibles. In the current view that we have, your numbers are right. There is a significant non-cash intangible amortization in period one and period two, including in fiscal year ‘12. I would say that even with that, with the synergies that we see, we think this can be only modestly dilutive on a GAAP basis in year one. So we will continue to work that and as we nail down the accounting around the transaction we will make sure we give you some more clarity on that.
MICHAEL DELL
To the second part of your question, this really is about building a next-generation services capability. There has been a lot of pull from our customers around virtualized environments, private clouds, and this will add significant capability for us to go address those opportunities that customers have been, quite frankly, asking Dell to bring. So we are quite excited about the addition of these new capabilities and new team members.
OPERATOR
Joseph Vafi, Jefferies & Co.
JOSEPH VAFI
Hi, good morning. Obviously the healthcare opportunity that Perot brings is pretty large. I was wondering if you could comment also on the strategic importance of their government business. Obviously that is a very fragmented sector of the market too, government-related IT services. Thanks.
PETER ALTABEF
Joe, thank you for the question. This is Peter. I am glad you asked the question, because as important as healthcare is to Perot Systems it represents about 48% of our revenue. You know, 25% of our revenue is generated by the government sector. Obviously, Dell is a major player in the government sector as well and we think combining our relationships with Dell’s current relationships in government will be actually a very powerful force. With respect to commercial, that is 27% of our existing revenues and includes some very exciting areas for us. I would tell you one of the things that this transaction does for our capabilities is greatly expand our ability in the commercial sector. When you look at Dell’s footprint and you look at their existing customer base as well as our customer base, we think there are great opportunities for the commercial businesses to expand on the services side. So we really are looking at this from a services side across the board from commercial to government to healthcare, and we think there are significant opportunities throughout that spectrum.
JOSEPH VAFI
Okay, that is helpful. And then also on the international front, as one of the analysts that follows Perot, the company has done a good job in some areas of the market; really hasn’t focused so much internationally other than obviously having a good India footprint. Would we look at combined Dell Perot Systems and services may be looking also on the M&A front a little bit more to beef up the portfolio globally from a services perspective?
MICHAEL DELL
Yes, we will be looking to do that both organically and inorganically.
OPERATOR
Mark Moskowitz, JPMorgan.
MARK MOSKOWITZ
Yes, thank you. Good morning. Could you talk more about the valuation rationale? Just trying to get a sense given historical acquisitions we have seen in terms of HP and what they paid for EDS in terms based on revenues, it just seems like you are paying a little bit more for Perot. Clearly, it is a very well-established asset, particularly in healthcare and government. I just want to get a little more sense as you are going to have to probably bolt-on some more investments over time with this deal.
MICHAEL DELL
Yes, Mark, I think some of the points we hit around the key value drivers for us really were that this is a really an anchor acquisition that for us gives us a lot of potential strategic flexibility going forward around services. We saw it as really a premier IT services asset with revenue growth potential that we think is significantly better than other targets that we looked at. In addition, the size makes sense from a scalability standpoint. Given our direct customer relationships, we think we can grow quickly. I would also say just as we look at the quality of the company, the culture, the size the leadership, even the proximity, these kinds of things reduce our execution risk in this transaction. So you think about it, on a risk-adjusted basis we really do like this deal. And then obviously as you think about synergies, Mark, we talked about that and we think they are real and we can execute on those.
MARK MOSKOWITZ
And just maybe I could build off of that last point, Brian. Appreciate it. In terms of the synergies how extendable really is the Perot platform to the other sectors outside of healthcare and government? Do you see this as a multi-year type of ramp or can you pull this off in say two to three years where you can start entering the insurance sector or telco or other commercial sectors, just given Perot’s strong India presence and any consistent execution on the part of management?
PETER ALTABEF
Well, this is Peter. I would answer that to say we feel that we have great opportunities to expand. In things like insurance, which you mentioned, we are already administering over 3 million life insurance policies a year. That is a very stable platform on some proprietary software as well as third-party software. We see no reason why we can’t expand that dramatically. In other commercial areas such as in travel and transportation, we are already processing more than 2.5 million car rental reservations a year. Again, those are platforms that we think can substantially expand. So as I have said that commercial part of our business, which today is about 27% of our revenue, we think is one of the areas that will really be highlighted by this acquisition.
OPERATOR
Keith Bachman, Bank of Montreal.
KEITH BACHMAN
Hi, thanks for the question. I think Brian this might be for you. In the past you have said that certainly you favor an IP-related asset; this is primarily a people-based asset you are buying. And I just wanted to hear your thoughts on retention, because while you have done a number of acquisitions in the past few months, this is certainly by far larger and has more headcount than you have taken on. How do you mitigate the risk there, particularly since you are paying cash, of headcount flight? And then I have a follow on, please.
BRIAN GLADDEN
Yes, it’s clearly a big area of focus for us right out of the box. I think we have gone a pretty good job at least with the senior leadership thus far in terms of feeling pretty comfortable that they are signed up and ready to go with some retention agreements. We will have a broader framework of retention agreements that address a broader set of employees across the business and we are reaching out and making sure that the organizations feel good about this transaction. Everything that we have seen so far from those that have been involved in this relatively small group over the last several weeks, this is one where the cultures fit together and where everyone sees real opportunities for not only personal growth, but improving the company. And I think we feel pretty good about our ability to retain the talent here. I will let Peter say something.
PETER ALTABEF
I would just follow up on Brian. I personally committed to this transaction for the long-term, as is our senior management team. Obviously in the time leading up to this announcement we kept the circle of people who knew about it relatively small, but I will tell you there isn’t anyone inside Perot Systems who has been read in to this transaction who was not excited about it. So we think this is — part of the background here is that Perot Systems and Dell have actually been working together for about two years. We have been working and building some offerings together, particularly around modular services, which we have actually been assisting Dell in building its modular services offering. So our team has had opportunity to work together and I think part of that experience has been one where we do see common values. We also see a common vision of how to provide services in the future and we are all very excited about it. So I would tell you in terms of retention I think the Perot Systems team is on board.
KEITH BACHMAN
Well, let me try to get a follow-on in then. One of the things when HP acquired EDS there was some comments about trying to sell more HP gear into the EDS account base, whether it was outsourced contracts or even just direct customer touch opportunities. I don’t think it has quite panned out as they had envisioned. You have talked about revenue opportunities or revenue synergy opportunities. Is there anything you can add on how you think you can get more revenue out of this combined deal, particularly with relates to selling more Dell gear into a Perot account base, please?
BRIAN GLADDEN
Keith, this is Brian. From a financial modeling standpoint we have assumed very little in the way of hardware pull through in this transaction. Not that we won’t work that and obviously try and make that a benefit, but it’s — in the grand scheme of revenue opportunities here we think that is one of the smaller ones.
KEITH BACHMAN
Okay. Thanks, Brian.
OPERATOR
Lou Miscioscia, Brigantine. Please check and see if your phone is on mute.
LOU MISCIOSCIA
Yes, can you hear me?
OPERATOR
We can. Go ahead.
LOU MISCIOSCIA
Great, thank you. I guess can you talk little bit about — Dell had a different approach to services historically and this acquisition seems to change that. So would you say that you are now adopting more of maybe an industry standard kind of platform? And I guess let me combine that; it sounds like you are got to fully integrate Perot with a Dell to really have one operation, so I would just like a clarification on that. And then the first question I threw out.
MICHAEL DELL
I think one of the very intriguing things about Perot Systems is that it has built a fairly significant next-generation kind of services capability, which is in line with the remote infrastructure management vision that we have articulated. And we believe that the asset is sized enough such that as we evolve this we can really make it a very different kind of services company than some of the more traditional ones out there. So certainly there will be some of the more conventional type opportunities that we will participate in, either company has independently participated in. But our real intent is to build a new set of capabilities that are really based on more IP and more remote infrastructure management.
LOU MISCIOSCIA
Okay, great. Good luck with it.
MICHAEL DELL
Thanks, Lou, and thanks to everyone for participating this morning. We look forward to talking to you in much greater detail at the close of this transaction.
OPERATOR
This concludes today’s conference call. We appreciate your participation. You may disconnect at this time.
THE CONFERENCE CALL HAS ENDED